EXHIBIT 99.2

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Telkom SA Limited (TKG) files for overall price reduction to ICASA

Telkom customers are set to benefit from overall price reductions from August this year if price changes filed by the telecommunications giant are approved by the Independent Communication Authority of South Africa (ICASA).

Telkom filed an overall price decrease of 2.1% with ICASA this morning. If accepted, the proposed price changes will become effective from 1st August 2006.

"Telkom is committed to its customer centricity drive and we are certain that the proposed price changes made to ICASA will result in significant savings for all our customers," said Steven Hayward, Telkom's Managing Executive for Retail Marketing. He added: "Although the net impact of the proposed prices will vary among customers, mainly due to the types of services they utilize, the overall effect will be a reduction in the cost of telecommunications in South Africa."

Hayward stated that Telkom recently launched a range of calling plans for the consumer and business markets respectively under the Telkom Closer brand and Telkom SupremeCall brands. "These packages substantially increase the value that customers derive and make considerable savings possible over and above our proposed price reductions," explained Hayward.

Main beneficiaries of Telkom's proposed price changes will be ADSL users who will enjoy a reduction in rentals of up to 32%. There are also reductions of up to 20% in the monthly rental for residential ISDN services, a decrease of up to 39% in the rates for IPLC's (International Private Leased Circuits) as well as significant cuts in long distance and international call charges.

Despite inflationary pressures, local call charges remain unchanged. The minimum charge for local calls is 59.4 cents, with the per minute rates being 38 cents and 16 cents for Standard and Callmore Time respectively.

Callmore Time for national calls are from 19h00 to 07h00 (Monday to Friday) and from 19h00 on a Friday to 7h00 on Monday morning.

The price of long distance calls have been reduced by 10%. Long distance calls will now cost 72c per minute during Standard Time and 36c per minute during Callmore Time. The minimum charge for long distance calls have also dropped by 10% (8 cents) to 72c.

"Following two price reductions in long distance calls last year, our long distance call rates will now be even more competitive for both residential and business customers," stated Hayward.

Telkom customers with family or business ties to international destinations will benefit from a 9.9% reduction in the average price per minute of international calls.

Calls to the USA will now cost at little as 99c per minute during Global Off-peak Time and R1.20 during Global Peak Time, while calls to UK will cost R1.30 and R1.40 during Global

Off-Peak and Global Peak Times respectively.

International Global Off-peak Time is from 20h00 to 08h00 (Monday to Friday) and from 20h00 on a Friday to 08h00 on Monday morning.

In addition to these proposed price reductions, Hayward said that Telkom's price filing would also make DSL rentals "much more affordable".

The proposed DSL 192 and 384 monthly rental is R245 from 1st August 2006 - a price decrease of R25 (9.3%) on the former and R114 (31.8%) on the latter.

"We are combining our DSL 192 and DSL 384 services, and DSL 192 customers will automatically be upgraded in due course to an up-to 384kbit/s service, depending on network infrastructure. In future, business customers will also be able to subscribe to the DSL 384 service," explained Hayward.

There are also reductions of 24.1% on the monthly rentals for DSL 512 and DSL 1024. The proposed new monthly rental for DSL 512 is R362 (down from the current R477 monthly rental) while DSL 1024 monthly rentals are set to drop by R164 to R516.

The indicated DSL prices exclude ISP costs, line rental and call charges

To further benefit its customers, Telkom has also proposed an average decrease of 9% for its basket of data products.

"However, in certain instances business considerations have dictated marginal price hikes, but in the interest of our customers, we have contained these to minimal levels," said Hayward.

He explained that minimum charges for local PrepaidFone calls are proposed to go up by 3 cents, while per minute rates are scheduled to increase by 2 cents (Standard Time) and 1 cents (Callmore Time). PrepaidFone monthly line rental will remain unchanged.

While residential rentals for ISDN 2 and ISDN 2a lines will drop by R29.38 and R44.10 respectively, the monthly rental on post paid analogue lines will increase by R7.64 (residential) and R10.15 (business).

This year, the mandatory regulatory formula would have allowed Telkom to file a change in the price of its basket of products of -0,2%.

"That we have kept our increases well within these limits and have filed for an overall price decrease of 2.1% on our basket services, clearly demonstrates our on-going commitment to our customers as well as our determination to make telecommunications even more affordable and accessible," remarked Hayward.

"Having complied with regulatory prescriptions, Telkom is confident that our proposed price changes will be approved by ICASA," Hayward concluded.

5 June 2006

Issued by:

Lulu Letlape

Group Executive: Corporate Communication

Tel: 012 311 4301

Fax: 012 323 9424

Mobile: 082 829 5633

Sponsor: UBS

Special note regarding forward-looking statements

All statements contained herein, as well as oral statements that may be made by Telkom or Vodacom Group (Proprietary) Limited ("Vodacom"), in which Telkom has a 50% holding, or by officers, directors or employees acting on their behalf, that are not statements of historical facts, particularly Telkom's expectations with respect to basic and headline earnings per share, constitute or are based on forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom's or Vodacom's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom's or Vodacom's actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. "Key Information-Risk Factors" contained in Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission ("SEC") and Telkom's other filings and submissions with the SEC, which are available on Telkom's website at www.Telkom.co.za/ir, including, but not limited to, the completion of Telkom's results for the year ended March 31, 2006 and the audit thereon, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom's and Telkom's net interconnect margins; Vodacom's and Telkom's ability to expand their operations and make investments in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; Telkom's and Vodacom's ability to attract and retain key personnel; Telkom's inability to appoint a majority of Vodacom's directors and the consensus approval rights at Vodacom may limit Telkom's flexibility and ability to implement its preferred strategies; Vodacom's continued payment of dividends or distributions to Telkom; Telkom's ability to improve and maintain its management information and other systems; Telkom's negative working capital; changes and delays in the implementation of new technologies; Telkom's ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; Telkom's ability to improve its internal control over financial reporting; health risks related to mobile handsets, base stations and associated equipment; Telkom's control by the Government of the Republic of South Africa; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom's hearing before the Competition Commission related to the VANs litigation, its proceedings with Telcordia Technologies Incorporated and others; Telkom's ability to negotiate favorable terms, rates and conditions for the provision of interconnection services; Telkom's ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and monitoring and interception; Telkom's ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the South African Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labor laws and exchange control restrictions in South Africa; and other matters not yet known to Telkom or Vodacom or not currently considered material by them.

You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom or Vodacom is required by law to update these statements, they will not necessarily update any of these statements after the date of this trading statement, either to conform them to actual results or to changes in its expectations.